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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)(1)


                           CONTANGO OIL & GAS COMPANY
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                                (Name of Issuer)

                          Common Stock, $.04 par value
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                         (Title of Class of Securities)

                                    21075N105
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                                 (CUSIP Number)

                                 Kenneth R. Peak
                           Contango Oil & Gas Company
                        3700 Buffalo Speedway, Suite 960
                              Houston ,Texas 77098
                                 (713) 960-1901
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 21, 2000
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 21075N105                13D
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     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              KENNETH R. PEAK

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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [ ]
                       N/A
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     3        SEC USE ONLY


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     4        SOURCE OF FUNDS

                       N/A
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
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                         7     SOLE VOTING POWER

      NUMBER OF                         3,416,963 shares of Common Stock
       SHARES       ------------------------------------------------------------
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY
        EACH                            0 shares of Common Stock
      REPORTING     ------------------------------------------------------------
     PERSON WITH         9     SOLE DISPOSITIVE POWER

                                        3,416,963  shares of Common Stock
                    ------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                                        0 shares of Common Stock
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,416,963 shares of Common Stock
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES    N/A                                          [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       14.9%
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     14       TYPE OF REPORTING PERSON

                       IN
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         Items 2 and 5 of the statement on Schedule 13D dated October 14, 1999 filed by Kenneth R. Peak, are hereby amended in their entirety to read as follows.

         2.       Identity and Background

         The name and principal business address of the person filing this statement are:

         Kenneth R. Peak
         3700 Buffalo Speedway
         Suite 960
         Houston, Texas 77098

         Mr. Peak is the President and Chief Executive Officer of Contango.

         During the last five years, Mr. Peak has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws. Mr. Peak is a citizen of the United States.

         5.       Interest in Securities of the Issuer

         Mr. Peak owns 2,016,963 shares of common stock and may be deemed to be the beneficial owner of 1,400,000 additional shares which he has the right to purchase upon exercise of warrants for a total of 3,416,963 shares of common stock beneficially owned. Subject to applicable marital property laws, Mr. Peak has sole voting and dispositive power with respect to all of his shares of common stock.

         On August 21, 2000, Mr. Peak sold 400,000 shares of common stock held by him to John Jurrius for $40,000. Mr. Peak has not effected any other transactions in common stock in the past 60 days.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by Mr. Peak.


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2000


                                             /s/ KENNETH R. PEAK
                                             -----------------------------------
                                             Kenneth R. Peak



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